Exhibit 21.1
PLAYSTUDIOS, INC.
LIST OF SUBSIDIARIES
(As of December 31, 2025)

Name	Country (State)	Percent Ownership
PLAYSTUDIOS, Inc.	United States (Delaware)	100%
PLAYSTUDIOS US, LLC	United States (Delaware)	100%
PLAYSTUDIOS Orion US, Inc.	United States (Delaware)	100%
Big Kick Games, LLC	United States (Delaware)	100%
PLAYBLOCKS, Inc.	United States (Delaware)	100%
PLAYPROPERTIES LLC	United States (Nevada)	100%
PLAYSWEEPS, LLC	United States (Delaware)	100%
PLAYSTUDIOS Asia Limited	Hong Kong	100%
PLAYSTUDIOS Asia SG Private Limited	Singapore	100%
PLAYSTUDIOS Chile SpA	Chile	100%
PLAYSTUDIOS International Limited	Cayman Islands	100%
PLAYSTUDIOS International Israel Limited	Israel	100%
PLAYSTUDIOS International Europe doo Beograd-Vracar	Serbia	100%
PLAYSTUDIOS Mexico, S. de R.L. de C.V.	Mexico	100%
PLAYSTUDIOS Vietnam Company Limited	Vietnam	100%